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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934



                               NetIQ Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  64115P 10 2
                        ------------------------------
                                 (CUSIP Number)


                              December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                               Page 1 of 4 pages
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------------------------
  CUSIP NO.  64115P 10 2
------------------------


------------------------------------------------------------------------------
      Names Of Reporting Persons.
 1    I.R.S. Identification Nos. of above persons (entities only). ###-##-####


      Her-Daw Che
------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      Citizenship or Place of Organization
 4
      USA

------------------------------------------------------------------------------
                          Sole Voting Power
                     5
     Number of            840,000

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      6
                          151,820
     Owned By
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     7
    Reporting             840,000

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With:         8
                          151,820
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
 9
      991,820
------------------------------------------------------------------------------
      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
10    (See Instructions)


------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)
11
      5.8%

------------------------------------------------------------------------------
      Type of Reporting Person (See Instructions)
12
      IN

------------------------------------------------------------------------------

                               Page 2 of 4 pages

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Item 1.

     (a) NetIQ Corporation

     (b) 5410 Betsy Ross Drive, Santa Clara, CA 95054

Item 2.

     (a) Her-Daw Che

     (b) 5410 Betsy Ross Drive, Santa Clara, CA 95054

     (c) USA

     (d) Common Stock

     (e) 64115P 10 2

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        Not Applicable.

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  991,820

     (b)  5.8%


     (c)  Number of shares as to which the person has:

          (i)   840,000

          (ii)  151,820

          (iii) 840,000

          (iv)  151,820

Item 5.  Ownership of Five Percent or Less of a Class.

     Not Applicable

                               Page 3 of 4 pages

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Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not Applicable

Item 8.  Identification and Classification of Members of the Group.

     Not Applicable

Item 9.  Notice of Dissolution of Group

     Not Applicable

Item 10. Certification

     Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       Feb. 9, 2000
                                         _______________________________________
                                                            Date

                                                      /s/ Her-Daw Che
                                         _______________________________________
                                                          Signature

                                         Her-Daw Che, Vice President Engineering
                                         ---------------------------------------
                                                          Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                               Page 4 of 4 pages